Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2015 Financial Results

Rehovot, Israel – March 1, 2016 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for food, feed and fuel, announced today its financial results for the fourth quarter and year ended December 31, 2015.

Ofer Haviv, Evogene's President and CEO, stated: “This past year and early 2016 has been a period of high achievement across multiple fronts for Evogene, as we both demonstrated important progress and key achievements in our initial market areas of activity, and successfully leveraged our proprietary discovery and development capabilities to address major new market segments in agriculture. These accomplishments included:

•	Reporting positive results in our yield improvement collaboration with Monsanto utilizing novel 'Trait-First' methodology;

•	The signing of a collaboration agreement for novel herbicide discovery and development with BASF;

•	Opening a research and development facility in St. Louis, Missouri to support our crop protection efforts and U.S. experimental genomics activities;

•	Successfully completing our first computational discovery of novel microbial genes for insect control;

•	Discovering and validating novel plant targets predicted to represent new modes-of-action for development of herbicides;

•	The signing of an advanced breeding collaboration with a leading multinational food company for improving key crop productivity underlying a major branded product line; and

•
Disclosing incorporation of a new gene optimization program into our yield & environmental stress collaboration with Monsanto. This follows entry of more than 1,000 Evogene identified and validated candidate genes into Monsanto’s product development pipeline.”

Mr. Haviv continued: “All of these accomplishments directly result from our long-term successful efforts to establish a broadly applicable, and unique, science based discovery and development infrastructure. This infrastructure, combining innovative computational capabilities - such as ’big-data‘ integration and analysis - is driven by our proprietary expertise in genomics, plant science, chemistry, micro-biology, and other knowledge bases relevant for the systematic development of  ‘next generation’ products for improving crop productivity and economics.”

“We are proud to continue to report results further validating the predictive capabilities of our science based infrastructure”, Mr. Haviv added. “Two recent examples are the positive results for our discovered genes in corn and soybean testing conducted by our partner Monsanto, and our discovery and successful validation in plants of the first set of novel herbicide targets. In parallel with these achievements, we are pleased to be increasingly recognized by world leading companies for our unique expertise and capabilities with which we can address key unmet needs in the agriculture world. Our recently announced collaboration agreement with BASF, the world’s largest chemical company, in ag-chemicals is a recent demonstration of this acknowledgment.”

Mr. Haviv continued: “We believe Evogene is positioned today to rapidly take advantage of future opportunities in the agriculture world. This position relies primarily on our broadly applicable discovery infrastructure, as well as on three key strategic decisions we made during the past few years. The first decision involved the allocation of substantial resources to expand our fields of focus to include three new market segments: Insect Control, Ag-chemistry and Ag-biologicals. All three markets present substantial opportunities, with significant unmet needs, and where we believe our capabilities can provide the most advanced solutions. The second decision related to our new, and already successfully implemented, organizational structure which groups all of our line operations into two main hubs: Crop Enhancement and Crop Protection. Key, of course, to the success of this new organizational structure is our proven ability to attract and retain highly qualified professionals for our multi-disciplinary teams and management. The third decision related to our financial strength, mainly to our decision to raise funds in late 2013, ensuring that we will have the capital we need to pursue our objectives while still maintaining financial health, as demonstrated by over $100 million cash on our balance sheet at year end 2015.”

Mr. Haviv concluded: “In summary, we began 2016 with a strong sense of accomplishment and pride in what we have achieved to date and excitement regarding the future for our Company.  With the continuous expansion of our unique R&D infrastructure to a broader activity base, we believe we now have the organization, the required financial resources, and the industry recognition to allow us to make important contributions in a large and increasing number of substantial agriculture based markets.”

Financial results for the fourth quarter and full year 2015

Cash Position: As of December 31, 2015, Evogene had $100.7 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $15.6 million for the year. Assuming regular course of business and no new revenue sources, such as additional collaborations, the Company estimates that its net cash usage for full year 2016 will be in the range of $14 to $16 million.

Research Revenues include mainly periodic payments for research and development activities provided under certain of the Company's collaboration agreements, primarily with seed companies. Evogene anticipates that for the longer term, its primary sources of revenues will be future milestone and/or royalties and other revenue sharing amounts from current and future collaborations.

Revenues from research and development payments for the year ended December 31, 2015 were $11 million, compared to $14.2 million for the same period in 2014. Revenues from research and development payments for the fourth quarter of 2015 were $2.4 million, compared to $3.6 million for the same period in 2014. These decreases relate to reduced levels of activity required for Evogene under certain collaboration agreements, primarily relating to the previously disclosed amended work plans with Bayer and Syngenta.

Cost of Revenues includes research and development expenses related to the Company’s on-going activities in support of collaboration agreements primarily with seed companies. Cost of Revenues for the year ended December 31, 2015 was $8.3 million, compared to $9.7 million, for the same period in 2014.  Cost of revenues for the fourth quarter of 2015 was $2 million, compared to $2.4 million, for the same period in 2014. These decreases primarily relate to the reduced levels of activity under certain collaborations, as described above.

Research and Development expenses for the year ended December 31, 2015 were $14.4 million, compared to $14 million for the same period in 2014. This increase mainly derives from increases in non-cash share-based compensation expenses and self-funded R&D activities, offset in part by US dollar/Israeli Shekel exchange rate changes.  Research and Development Expenses for the fourth quarter of 2015 were $4.1 million, compared to $4.3 million for the same period in 2014.

Operating Loss for the year ended December 31, 2015 was $17.9 million (including a non-cash expense of approximately $4.4 million for amortization of share-based compensation), compared to an operating loss of $15.3 million (including a non-cash expense of approximately $3.2 million for amortization of share-based compensation) for the same period in 2014. Operating Loss for the fourth quarter of 2015 was $5.4 million (including a non-cash expense of approximately $1.1 million for amortization of share-based compensation), compared to an operating loss of $4.6 million (including a non-cash expense of approximately $0.7 million for amortization of share-based compensation) for the same period in 2014. This increase is mainly attributable to the decrease in research revenues and the increase in non-cash share-based compensation expenses, as described above.

Conference call and webcast details:
Evogene management will host a conference call today at 09:00 Eastern time, 16:00 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries are invited to access the call at 972-3-918-0609. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through March 3, 2016.  US-based participants are invited to access the replay by dialing 1-888-326-9310, and participants from Israel and other countries are invited to access the replay at 972-3-925-5900. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and fuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Eyal Leibovitz CFO Israel IR@evogene.com 972-8-931-1900	IR advisory- PCG Vivian Cervantes Investor Relations USA vivian@pcgadvisory.com 212-554-5482

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of December 31,
	2015	2014

CURRENT ASSETS:
Cash and cash equivalents	$10,221	$5,213
Restricted cash	47	1,000
Marketable securities	71,807	80,040
Short-term bank deposits	18,603	30,046
Trade receivables	2,675	1,183
Other receivables	1,023	889

	104,376	118,371
LONG-TERM ASSETS:
Long-term deposits	22	21
Plant, property and equipment, net	8,197	8,812
Long-term investment	-	382

	8,219	9,215

	$112,595	$127,586
CURRENT LIABILITIES:
Trade payables	$1,771	$1,984
Other payables	3,049	3,854
Liabilities in respect of government grants	259	570
Deferred revenues	560	1,511

	5,639	7,919
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	2,880	3,103
Deferred revenues	298	453
Severance pay liability, net	26	29

	3,204	3,585
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized−150,000,000 ordinary shares; Issued and outstanding–25,404,362 and 25,350,954 shares at December 31, 2015 and 2014, respectively	140	140
Share premium and other capital reserve	180,214	175,553
Accumulated other comprehensive loss	-	(222)
Accumulated deficit	(76,602)	(59,389)

	103,752	116,082

	$112,595	$127,586

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
Revenues:

Research and development payments, including up-front payments	$10,956	$14,198	$2,414	$3,567
Share purchase related revenues	173	313	49	73

Total revenues	11,129	14,511	2,463	3,640

Cost of revenues	8,255	9,709	2,006	2,384

Gross profit	2,874	4,802	457	1,256

Operating expenses:

Research and development, net	14,449	14,022	4,123	4,268
Business development	1,964	1,851	459	508
General and administrative	4,382	4,185	1,244	1,077

Total operating expenses	20,795	20,058	5,826	5,853

Operating loss	(17,921)	(15,256)	(5,369)	(4,597)

Financing income	2,571	2,242	526	262
Financing expenses	(1,863)	(1,516)	(629)	(488)

Net loss	$(17,213)	$(14,530)	$(5,472)	$(4,823)

Other comprehensive loss:
Loss from cash flow hedges	$(45)	$(222)	$-	$(222)
Amounts transferred to the statement of profit or loss for cash flow hedges	267	-	-	-

Total comprehensive loss	$(16,991)	$(14,752)	$(5,472)	$(5,045)

Basic and diluted loss per share	$(0.68)	$(0.58)	$(0.22)	$(0.19)